Exhibit 12

WESTAR ENERGY, INC.

Computations of Ratio of Earnings to Fixed Charges and

Computations of Ratio of Earnings to Combined Fixed Charges

and Preferred Dividend Requirements

(Dollars in Thousands)

	Year Ended December 31,
	2003	2002	2001	2000	1999
Earnings from continuing operations (a)	$162,812	$78,528	$48,224	$166,612	$67,034

Fixed Charges:
Interest expense	225,901	237,418	224,777	296,984	209,532
Interest on corporate-owned life insurance borrowings	52,839	52,768	50,409	45,634	36,908
Interest applicable to rentals	23,084	24,647	30,377	29,377	30,853

Total Fixed Charges	301,824	314,833	305,563	371,995	277,293

Distributed income of equity investees	—	2,916	2,769	2,686	3,728

Preferred Dividend Requirements:
Preferred dividends (b)	968	399	895	1,129	1,129
Income tax required	639	264	591	746	746

Total Preferred Dividend Requirements	1,607	663	1,486	1,875	1,875

Total Fixed Charges and Preferred Dividend Requirements	303,431	315,496	307,049	373,870	279,168

Earnings (c)	$464,636	$396,277	$356,556	$541,293	$348,055

Ratio of Earnings to Fixed Charges	1.54	1.26	1.17	1.46	1.26
Ratio of Earnings to Combined Fixed Charges and Preferred Dividend Requirements	1.53	1.26	1.16	1.45	1.25

(a)	Earnings from continuing operations consist of income from continuing operations before income taxes, cumulative effects of accounting changes and preferred dividends adjusted for undistributed earnings from equity investees.
(b)	Preferred dividend requirements consist of an amount equal to the pre-tax earnings that would be required to meet dividend requirements on preferred stock.
(c)	Earnings are deemed to consist of earnings from continuing operations, fixed charges and distributed income of equity investees. Fixed charges consist of all interest on indebtedness, amortization of debt discount and expense, and the portion of rental expense that represents an interest factor.